AB 3/13

08030395

SEC Mail Processing Section

FEB 28 2008

Washington, DC 103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln St, Suite 2545
(No. and Street)

Denver (City) Colorado (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William S. Smith 303-831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor (Address) Denver (City) Colorado (State) 80202-3330 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/14/08

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY I. DOWNEY
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 07/28/2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith & Company as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying balance sheet includes non-marketable securities owned stated at $536,720 at December 31, 2007. We were unable to obtain sufficient competent evidential matter to satisfy ourselves as to the fair value of these securities.

In our opinion, except for the effects on the financial statements of the value of non-marketable securities owned, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 21, 2008

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,289,696
Marketable securities owned	2,719,261
Non-marketable securities owned	536,720
Accounts receivable – trade	1,152,446
Accounts receivable – affiliates	86,718
Prepaid expenses	123,685
Deposits	48,520
Furniture and fixtures, net of accumulated depreciation of $137,285	68,075
TOTAL ASSETS	$ 6,025,121

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 803,187
Deferred income taxes	32,800
Total liabilities	835,987
COMMITMENT AND CONTINGENCIES (Notes 5 and 6)	
STOCKHOLDER'S EQUITY:	
Common stock, $.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	86,500
Retained earnings	5,092,634
Total stockholder's equity	5,189,134
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,025,121

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commissions	$ 2,045,214
Investment banking revenue	2,484,740
Realized gains on investments	213,638
Unrealized losses on investments	(18,636)
Other income	96,301
Total revenue	4,821,257
GENERAL AND ADMINISTRATIVE EXPENSES	3,288,602
INCOME FROM OPERATIONS	1,532,655
FEDERAL INCOME TAX – CURRENT EXPENSE	25,300
DEFERRED INCOME TAX	(25,300)
NET INCOME	$ 1,532,655

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2007	50,000	$ 10,000	$ 86,500	$ 4,180,900	$ 4,277,400
Distributions	–	–	–	(620,921)	(620,921)
Net income	–	–	–	1,532,655	1,532,655
Balances, December 31, 2007	50,000	$ 10,000	$ 86,500	$ 5,092,634	$ 5,189,134

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,532,655
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	38,829
Unrealized losses on investments	18,636
Realized gains on investments	(213,638)
Deferred income taxes	(25,300)
Changes in operating assets and liabilities:	
Accounts receivable – trade	(1,115,973)
Accounts receivable – non-trade	6,302
Accounts receivable – affiliate	285,900
Prepaid expenses	(25,088)
Deposits	797
Accrued liabilities	426,257
Net cash provided by operating activities	929,377
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of securities	(1,266,960)
Sale of securities	759,170
Purchases of furniture and fixtures	3,267
Net cash used in investing activities	(504,523)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(620,921)
Net cash used in financing activities	(620,921)
DECREASE IN CASH AND CASH EQUIVALENTS	(196,067)
CASH AND CASH EQUIVALENTS, beginning of year	1,485,763
CASH AND CASH EQUIVALENTS, end of year	$ 1,289,696
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 78,392
Cash paid for income taxes	$ –

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Organization and Nature of Operations – Wm Smith & Company dba Wm Smith Securities (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992 and became licensed as a broker/dealer and commenced operations in 1993. As a member of the National Association of Securities Dealers, Inc. (NASD), the Company provides brokerage services to customers throughout the United States, and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

On December 31, 2005, for general business purposes, Wm Smith Securities, Incorporated (a C-corporation) merged into Wm Smith & Company (an S-corporation) (the "Merger"). The surviving entity, called Wm Smith & Company dba Wm Smith Securities, remains an SEC and NASD registered broker/dealer.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned – Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as an unrealized gain/(loss) on investments. Securities owned consist of equity securities of publicly traded companies as well as investments in private investment funds.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

Furniture and Equipment – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately five years. When assets are retired or otherwise disposed of, the property accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Income Tax – The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates and laws enacted as of the statement of financial condition date. Deferred tax expense represents the change in the deferred tax asset/liability balance.

Commission and Investment Banking Revenue – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expense are recorded on the trade date. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

NOTES TO FINANCIAL STATEMENTS

Comprehensive Income – Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income* defines comprehensive income as all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. There are no differences between the Company's comprehensive income and its net income.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. **RELATED PARTY TRANSACTIONS**:

Under an arrangement between the Company and an affiliate, Wm Smith Special Opportunities Research Company ("WSSOR"), WSSOR sells research products to customers who agree to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2007, the Company paid WSSOR $480,000 for research provided to the Company. Additionally, the Company received $916,495 in commission revenue from trades placed by customers of WSSOR.

The Company shares all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of the WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSSOR and the Company. The Company allocated to WSSOR shared expenses totaling $830,684 for the year.

As of December 31, 2007, receivables from WSSOR totaled $86,718.

3. **SECURITIES OWNED**:

Marketable securities owned consist of trading and investment securities at estimated market values as follows:

Corporate stocks	$ 2,418,652
Obligations of U.S. Government	300,609
	$ 2,719,261

NOTES TO FINANCIAL STATEMENTS

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Generally, not readily marketable securities are stated at cost as adjusted for earnings, which management believes approximates fair value.

At December 31, 2007, these securities carried at estimated fair values consist of the following:

Limited partnerships	$ 272,616
Limited liability companies	214,104
Corporations	50,000
	$ 536,720

4. **INCOME TAXES**:

Effective January 1, 2006, Wm Smith Securities, Incorporated elected under the Internal Revenue Code to be taxed as an S Corporation and merged with Wm Smith & Company. In lieu of paying corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, the provision for income taxes included in the accompanying financial statements relates only to the built-in gain.

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109) in reporting deferred income taxes. For U.S. companies converting from a taxable C Corporation to a Subchapter S Corporation, a tax is imposed on any "built-in gain" recognized on the disposition of assets within 10 years from the date of conversion. The Company retains an existing deferred tax liability to the extent the Company is subject to the built-in gains tax. As of December 31, 2007, the deferred tax liability relates to built-in gains on investments that have not been realized in the amount of $93,700. This results in deferred income taxes of $32,800 applying a 35% tax rate.

5. **MINIMUM NET CAPITAL REQUIREMENT**:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of 6 2/3 % of aggregate indebtedness, as defined, or $100,000. At December 31, 2007, the Company had net capital of $2,800,188, which was $2,700,188 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was approximately 29% of net capital at December 31, 2007.

NOTES TO FINANCIAL STATEMENTS

6. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK:

Credit risk represents the accounting loss that would be recognized at the reporting date if other parties failed to perform as contracted. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or other parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with SFAS No. 105, *Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, the credit risk amounts shown do not take into account the value of any collateral or security.

A geographic concentration exists because the Company's customers are generally located in Massachusetts, New York, and California. Financial instruments that subject the Company to credit risk are principally accounts receivable which consist primarily of commissions receivable on trades, amounts due within 90 days from closing on investment banking, and a note receivable due from WSSOR.

SCHEDULE I
Wm SMITH & COMPANY
dba Wm Smith Securities

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity (from statement of financial condition)	$ 5,189,134
Total stockholder's equity qualified for net capital	$ 5,189,134
Deductions:	
Non-allowable assets:	
Non-marketable securities owned	536,720
Accounts receivable – affiliate	86,718
Accounts receivable – trade	1,123,307
Furniture and fixtures	68,075
Haircuts on securities	434,721
Prepaid expenses	123,685
Deposits	48,520
	2,421,746
Additions:	
Deferred income taxes	32,800
Net capital	$ 2,800,188
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 803,187
Percentage of aggregate indebtedness to net capital	29%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 53,546
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 2,700,188

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2007, does not differ materially from the above presentation.

SCHEDULE II
Wm SMITH & COMPANY
dba Wm Smith Securities

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Wm Smith & Company
Denver, Colorado

In planning and performing our audit of the financial statements of Wm Smith & Company (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of_Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 21, 2008

END